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                                                                      EXHIBIT 20

FOR FURTHER INFORMATION CONTACT:
Lawrence E. Gloyd
Chairman of the Board and Chief Executive Officer
Rockford, Illinois
815-962-8867

FOR IMMEDIATE RELEASE
September 23, 1996

                   CLARCOR TO ACQUIRE UNITED AIR SPECIALISTS

     ROCKFORD, IL, SEPTEMBER 23, 1996 -- CLARCOR Inc. (NYSE: CLC) today announced the signing of a definitive agreement to acquire United Air Specialists, Inc. (NASDAQ: UASI) in an exchange of common stock. CLARCOR is a diversified marketer and manufacturer of mobile, industrial and environmental filtration products and packaging products, while United Air Specialists is primarily a manufacturer of environmental and industrial air filtration products. As a result of the acquisition, United Air Specialists will become a subsidiary of CLARCOR.

     The Boards of Directors of each company unanimously approved the transaction which will be structured as a merger under which each fully diluted share of United Air Specialists will be converted into 0.36986 shares of common stock of CLARCOR. The exchange ratio is subject to adjustment based on the actual number of fully diluted United Air Specialists shares outstanding at closing. United Air Specialists currently has approximately 3,270,000 fully diluted shares outstanding. CLARCOR currently has approximately 14,880,000 shares outstanding. To complete the merger, CLARCOR will issue approximately 1,210,000 shares of its common stock, bringing total outstanding shares to approximately 16,090,000.

     To cover the costs of the merger, CLARCOR is expected to take a one-time charge to earnings in an amount yet to be determined in the quarter the merger is completed. CLARCOR had sales of approximately $290 million and net earnings of $22.0 million for its fiscal year ended November 30, 1995, and expects fiscal 1996 sales to be approximately $330 million, excluding the UAS acquisition. United Air Specialists had sales of approximately $40 million and net earnings of $1.5 million for its fiscal year ended June 30, 1996.

     Larry Gloyd, CLARCOR's Chairman and Chief Executive Officer, said, "The combination of CLARCOR and United Air Specialists will significantly strengthen and expand our presence in the fast growing environmental and industrial air filtration industry. In addition, we will have opportunities to increase shareholder value through business synergies, such as the potential for filter cartridges manufactured by our Airguard Industries operation to be used in filter housings manufactured by UAS. We are also very pleased that the UAS management team and key employees, with their tremendous experience and industry reputation, will become a part of the CLARCOR team, and we look forward to their significant contributions."

     Durk Rorie, United Air Specialists' President and Chief Executive Officer, said, "We believe that the merger of UAS and CLARCOR is very positive for the shareholders and employees of UAS. I doubt we could have found a company with a better strategic fit for UAS than CLARCOR. There are many complementary operational, geographic and product opportunities available as a result of the combination of our two businesses."

     Consummation of the merger is subject, among other things, to approval by the shareholders of United Air Specialists and regulatory approvals. It is intended that the merger qualify as a tax-free reorganization to United Air Specialists shareholders and be accounted for as a pooling of interests. The merger is currently expected to close in early 1997. The three largest shareholders of United Air Specialists, who collectively own approximately 50% of the outstanding shares, have agreed to vote their shares in favor of the merger.

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     CLARCOR, based in Rockford, Illinois, is a diversified manufacturer and marketer of mobile, industrial air and environmental filtration products and consumer packaging products sold to domestic and international markets.

     United Air Specialists, based in Cincinnati, Ohio, is engaged in the business of manufacturing commercial and industrial air cleaners, energy recovery systems, fluid contamination control equipment and high precision fluid spraying systems.